Form 40-F
period 2001-12-31
AT&T CANADA INC
filed 2002-05-17
CIK 1045359

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 40-F

                [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

              [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001       Commission File Number 0-29536

                                ---------------
                                AT&T CANADA INC.

           (Exact name of each registrant as specified in its charter)
                                ---------------

     CANADA                         4813                       43-1656187
(Province or other       (Primary Standard Industrial       (I.R.S. Employer
 jurisdiction of          Classification Code Number)     Identification Number)
 incorporation or
  organization)

                           200 WELLINGTON STREET WEST,
                                   SUITE 1600
                                TORONTO, ONTARIO
                                     M5V 362
                                 (416) 345-2000
   (Address and telephone number of Registrants' principal executive offices)

                              PUGLISI & ASSOCIATES
                          850 LIBRARY AVENUE, SUITE 204
                             NEWARK, DELAWARE 19715
                                 (302) 738-6680
      (Name, address and telephone number of agent for service of process)

               Securities registered or to be registered pursuant
                          to Section 12(b) of the Act.

TITLE OF EACH CLASS                    NAME OF EACH EXCHANGE ON WHICH REGISTERED
      None                                             None

               Securities registered or to be registered pursuant
                          to Section 12(g) of the Act.

               Class B Deposit Receipts representing a beneficial interest in Class B Non-Voting Shares, no par value

              Securities for which there is a reporting obligation
                      pursuant to Section 15(d) of the Act.

                                      None

                 For annual reports, indicate by check mark the
                       information filed with this Form:

[X] Annual information form             [  ] Audited annual financial statements

       Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                          72,140 Class A Voting Shares
                       236,924 Class A Deposit Receipts 1
                      100,501,234 Class B Non-Voting Shares
                     100,501,234 Class B Deposit Receipts 2
                              ---------------------
         Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                            Yes        No X
                               ----      ---

1 The Class A Deposit Receipts represent a beneficial interest in 236,924 of the 309,064 Class A voting Shares referred to above.

2 The Class B Deposit Receipts represent a beneficial interest of 100,501,234 Class B Non-voting Shares referred to above.

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                            Yes X      No
                               ---       ---

                                   UNDERTAKING

         The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

                                    SIGNATURE

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf of the undersigned, thereto duly authorized.


Registrant:                AT&T Canada Inc.


By:                        /s/ Scott Ewart
                           -------------------------------------------
Name and Title:            Senior Vice President, General Counsel and
                           Secretary, Chief Privacy Officer


Date:                      May 16, 2002

                                  EXHIBIT LIST


Exhibit                     Description
-------                     -----------

99.1                        Consent of KPMG LLP

--------------------------------------------------------------------------------

                                AT&T CANADA INC.

                                  MAY 10, 2002



                             ANNUAL INFORMATION FORM



--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

1.       INCORPORATION........................................................1
2.       GENERAL DEVELOPMENT OF THE BUSINESS..................................2
3.       NARRATIVE DESCRIPTION OF THE BUSINESS................................8
         THE COMPANY..........................................................8
         AT&T CANADA'S AREAS OF OPERATION.....................................8
         RECENT DEVELOPMENTS..................................................9
         STRATEGIC BUSINESS COMBINATION......................................10
         CORPORATE STRATEGY..................................................11
         NETWORK FACILITIES..................................................13
         SERVICE OFFERINGS...................................................14
         SALES AND MARKETING.................................................15
         CUSTOMERS...........................................................17
         CUSTOMER CARE.......................................................17
         PROPERTIES..........................................................17
         GOVERNMENT REGULATION...............................................17
         EMPLOYEES...........................................................18
         LEGAL PROCEEDINGS...................................................19
         INTELLECTUAL PROPERTY AND NON-COMPETITION...........................19
4.       SELECTED CONSOLIDATED FINANCIAL DATA................................21
5.       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
         RESULTS OF OPERATIONS...............................................22
6.       MARKET FOR SECURITIES...............................................22
7.       DIRECTORS AND OFFICERS..............................................22
8.       ADDITIONAL INFORMATION..............................................30

         In this Annual Information Form, unless the context otherwise indicates references to "AT&T Canada" or the "Company" refer to AT&T Canada Inc. and its subsidiaries and references to the consolidated financial statements refer to the consolidated financial statements of AT&T Canada Inc., the notes thereto and the auditors' report thereon for the year ended December 31, 2001. Unless indicated otherwise, all dollar references in this Annual Information Form are to Canadian dollars.

         A NUMBER OF THE MATTERS DISCUSSED HEREIN ARE NOT HISTORICAL OR CURRENT FACTS, BUT RATHER DEAL WITH POTENTIAL FUTURE CIRCUMSTANCES AND DEVELOPMENTS. THE DISCUSSION OF SUCH MATTERS IS QUALIFIED BY THE INHERENT RISKS AND UNCERTAINTIES SURROUNDING FUTURE EXPECTATIONS GENERALLY. SUCH DISCUSSION MAY MATERIALLY DIFFER FROM AT&T CANADA'S ACTUAL FUTURE EXPERIENCE INVOLVING ANY ONE OR MORE OF SUCH MATTERS. THE OPERATIONS AND RESULTS OF AT&T CANADA'S TELECOMMUNICATIONS BUSINESS MAY BE SUBJECT TO THE EFFECT OF OTHER RISKS AND UNCERTAINTIES. FACTORS WHICH COULD CAUSE RESULTS OR EVENTS TO DIFFER MATERIALLY FROM CURRENT EXPECTATIONS INCLUDE BUT ARE NOT LIMITED TO, THE IMPACT OF THE TRANSACTIONS CONTEMPLATED BY THE DEPOSIT RECEIPT AGREEMENT (AS DEFINED BELOW) UPON AT&T CANADA; THE IMPACT OF THE CANADIAN RADIO-TELEVISION AND TELECOMMUNICATIONS COMMISSION'S ("CRTC") DECISION CONCERNING THE REVIEW OF THE PRICE CAPS REGIME FOR LOCAL SERVICES EXPECTED IN MAY 2002; EXISTING GOVERNMENT REGULATIONS AND CHANGES IN, OR THE FAILURE TO COMPLY WITH, GOVERNMENT REGULATIONS; THE SIGNIFICANT INDEBTEDNESS OF THE COMPANY; THE COMPANY'S LEVEL OF LIQUIDITY; THE LEVEL OF EXPENDITURES NECESSARY TO EXPAND OPERATIONS, INCREASE THE NUMBER OF CUSTOMERS, PROVIDE NEW SERVICES, BUILD AND UPDATE NETWORKS AND MAINTAIN OR IMPROVE QUALITY OF SERVICE; THE AVAILABILITY, TERMS AND COST OF CAPITAL REQUIRED TO FUND CAPITAL AND OTHER EXPENDITURES; THE DURATION AND EXTENT OF THE CURRENT ECONOMIC DOWNTURN; THE POSSIBILITY OF FURTHER DETERIORATION IN THE STATE OF CAPITAL MARKETS AND THE TELECOMMUNICATIONS INDUSTRY; CURRENT NEGATIVE TRENDS IN GLOBAL MARKET AND ECONOMIC CONDITIONS WHICH IMPACT THE DEMAND FOR, AND COSTS OF, PRODUCTS AND SERVICES; THE FINANCIAL CONDITION AND CREDIT RISK OF CUSTOMERS AND UNCERTAINTIES REGARDING COLLECTIBILITY OF RECEIVABLES; THE RATE OF DECLINE OF PRICES FOR DATA AND VOICE SERVICES; UNCERTAINTY AS TO WHETHER AT&T CANADA'S STRATEGIES WILL YIELD THE EXPECTED BENEFITS, SYNERGIES AND GROWTH PROSPECTS; THE ABILITY TO DISPOSE OF OR MONETIZE ASSETS; THE ABILITY TO INCREASE REVENUES FROM BUSINESS SEGMENTS OTHER THAN VOICE SERVICES (SUCH AS DATA AND INTERNET SERVICES); THE COMPANY'S ABILITY TO ACCESS MARKETS, DESIGN EFFECTIVE FIBRE OPTIC ROUTES, INSTALL CABLE AND FACILITIES, INCLUDING SWITCHING ELECTRONICS, INTERCONNECT TO THE INCUMBENT LOCAL EXCHANGE CARRIERS' (THE "ILECS") NETWORKS, SATISFY THE OBLIGATIONS IMPOSED ON COMPETITIVE LOCAL EXCHANGE CARRIERS (THE "CLECS") BY THE CRTC AND OBTAIN RIGHTS-OF-WAY, BUILDING ACCESS RIGHTS AND ANY REQUIRED GOVERNMENTAL AUTHORIZATIONS, FRANCHISES AND PERMITS, ALL IN A TIMELY MANNER, AT REASONABLE COSTS AND ON SATISFACTORY TERMS AND CONDITIONS; THE INTENSITY OF COMPETITIVE ACTIVITY, AND ITS RESULTING IMPACT ON THE ABILITY TO RETAIN EXISTING, AND ATTRACT NEW CUSTOMERS, AND THE CONSEQUENT IMPACT ON PRICING STRATEGIES, REVENUES AND NETWORK CAPACITY; THE ABILITY TO DEPLOY NEW TECHNOLOGIES AND OFFER NEW PRODUCTS AND SERVICES RAPIDLY AND ACHIEVE MARKET ACCEPTANCE THEREOF; THE IMPACT OF ADVERSE CHANGES IN LAWS OR REGULATIONS OR OF ADVERSE REGULATORY INITIATIVES OR PROCEEDINGS AND THE ABILITY TO ATTRACT AND RETAIN QUALIFIED PERSONNEL.


1.       INCORPORATION

         AT&T Canada Inc. was incorporated as MetroNet Communications Corp. ("MetroNet") under the laws of the Province of Alberta and was subsequently continued under the laws of Canada. MetroNet changed its name to AT&T Canada Inc. coincident with the completion of the strategic business combination of MetroNet, AT&T Canada Corp. and ACC TelEnterprises Company ("ACC TelEnterprises") effective June 1, 1999 pursuant to a plan of arrangement (the "Arrangement" or the "Strategic Business Combination"). AT&T Canada Inc. is a holding company which conducts its telecommunications business through its operating subsidiary AT&T Canada Corp. (formerly AT&T Canada Long Distance Services Company) and AT&T Canada Corp.'s wholly-owned subsidiary, AT&T Canada Telecom Services Company (formerly MetroNet Communications Group Inc.).

         AT&T Canada Inc.'s registered and principal office is located at 200 Wellington Street West, Toronto, Ontario, Canada M5V 3G2.

         As a result of the Arrangement, the public shareholders of AT&T Canada Inc. indirectly own approximately 69% of the equity and AT&T Corp. ("AT&T") indirectly acquired approximately 31% of the equity of the combined business. In addition, in a related transaction completed prior to the Arrangement, AT&T indirectly acquired approximately 23% of the voting shares of AT&T Canada Inc. Subsequent to the completion of the Arrangement, British Telecommunications plc ("BT") indirectly acquired approximately 30% of AT&T's indirect equity and voting interests in AT&T Canada, representing approximately 9% and 7%, respectively of the Company's total equity and voting interests. On April 1, 2002, AT&T acquired BT's indirect investment in AT&T Canada.


                                [FLOW CHART]


2.       GENERAL DEVELOPMENT OF THE BUSINESS

SUMMARY OF SIGNIFICANT DEVELOPMENTS SINCE 1999.


2002

BUSINESS DEVELOPMENTS

MAY: On May 9, 2002, an oppression application was filed against the Company and its directors by certain investment community professionals. The Company will vigorously defend against this action which it believes is without merit and based on groundless allegations.

                  On May 1, 2002, the board of directors of the Company approved a number of cost reduction initiatives to bring the Company's cost structure in line with current revenue. These initiatives will result in a reduction of approximately 1,000 personnel and reduced capital spending in 2002. The Company will record a provision for the costs associated with these initiatives in the second quarter of 2002.

APRIL: On April 1, 2002, AT&T completed the acquisition of BT's indirect investment in the Company as part of the decision to unwind Concert, its global joint venture with BT.

MARCH: On March 14, 2002, the Company announced that it has appointed a committee of its board of directors to work with management to address complex issues facing the Company in the foreseeable future. Such issues include a significant regulatory decision expected to be released on or before May 31, 2002, the effect of AT&T satisfying its obligations under the Deposit Receipt Agreement between the Company, AT&T and CIBC Mellon Trust Company as trustee (the "Deposit Receipt Agreement"), and the impact of these events on the operating and financial circumstances of the Company. In addition, the committee appointed independent financial advisors to evaluate various scenarios regarding the issues, opportunities and alternatives for the Company.

                  On March 15, 2002, a group of more than 20 investors holding more than U.S. $1 billion of the Company's Senior Notes announced that they have organized as an "ad hoc committee" to express their concerns about the Company's business operations and financial prospects.


FINANCING

         In February, the Company announced that it had repurchased for approximately $100 million all of the outstanding accounts receivable sold into the securitization program established in July, 2001. The securitization program has not been terminated and may be resumed in the future if certain conditions are satisfied. The securitization agreement included the requirement that the Company maintain an investment grade credit rating from both Moody's Investor Services Inc. ("Moody's") and Standard & Poor's Rating Services ("Standard & Poor's").

         On February 22, 2002, Standard & Poor's downgraded the Company's senior unsecured debt to BB. On February 27, 2002, Moody's downgraded the Company's senior unsecured debt to Ba3. On March 22, 2002, Moody's downgraded the Company's senior unsecured debt further to B3.

         On May 1, 2002, the Senior Credit Facility was amended, reducing the total facility from $600 million to $400 million. The total amount drawn on May 1, 2002 was $200 million. The revolving term facility component was reduced to $325 million from $525 million. The $75 million operating facility component was unchanged. Further draws are permitted as follows: $100 million is available under the revolving term facility upon delivery of a business plan, following the release of the CRTC "Price Cap" decision that demonstrates compliance with the covenants under the Senior Credit Facility and is approved by lenders representing two-thirds of the amount committed; and a further $100 million is available under the revolving term facility upon the approval of each lender. The amendment also requires that the Company unwinds a sufficient amount of its cross currency interest rate swaps to generate cash proceeds of at least $100 million. Under the amendment, the maximum allowable out-of-the-money mark-to-market position on the Company's hedged position has been set at $100 million.

         The Company believes that the disclosure in note 2 of the consolidated financial statements for the year ended December 31, 2001 does not constitute an impermissable qualification under the Senior Credit Facility and the lenders have agreed not to assert or otherwise claim that such disclosure constitutes an impermissable qualification for the 2001 consolidated financial statements. This amendment does not affect the interpretation by either the Company or the lenders of the definition of impermissable qualification in any future period.


2001
----

BUSINESS DEVELOPMENTS

DECEMBER/         The Company acquired 46 co-locations and associated
SEPTEMBER:        telecommunications equipment of Axxent Inc., an insolvent
                  Canadian CLEC for $6.2 million. This acquisition enabled the Company to cost-effectively extend its network reach in Ontario, Quebec, Alberta and British Columbia.

AUGUST: The Company announced the launch of its newest dedicated high-speed access service, Small Office ADSL Internet. Small Office ADSL Internet supports connectivity for multiple users over a single access for email and web browsing, offering affordable high-speed Internet connectivity. With complete connection to AT&T Canada's high-speed national network, Small Office ADSL Internet also offers medium and large sized Virtual Private Network (VPN) customers who have telecommuting employees or branch office locations, the ability to access their LAN through a high-speed connection.

JULY: The Company announced that it had won a $16 million contract to install and manage a data network for the Canadian Broadcasting Corporation (CBC). The agreement calls for the implementation and management of an innovative data networking solution that exploits Asynchronous Transfer Mode (ATM) technology to provide CBC with bandwidth on demand. This solution supports the CBC's requirement to transmit content-rich multimedia applications and programming, which is key in the CBC's goal to provide high quality distinctive programming to Canadians at all times. Interconnection to AT&T Canada's broadband national network provides the CBC with the pan-Canadian coverage they require, while concurrently giving them access to over 280 countries worldwide. Under the terms of the contract AT&T Canada will also become the CBC's primary provider of high speed Internet service.

                  The Company announced a cost reduction initiative, that included the reduction of the workforce by approximately 500 people.

JUNE: On June 1, 2001, the Company acquired all of the issued and outstanding shares of MONTAGE eIntegration Inc. ("MONTAGE"). MONTAGE is a Canadian E-Business solutions integrator focused on transforming traditional organizations into connected enterprises through internet technologies. Consideration of $58.420 million was paid on closing, comprised of $13.754 million in cash and $44.666 million, represented by 967,355 Class B Deposit Receipts of the Company. In addition, acquisition costs of $950,000 were incurred. The vendors have the potential to earn up to an additional $30.0 million contingent upon the attainment by June 30, 2002 of certain specified performance targets. Any earned contingent consideration is payable over the three-year period ending June 30, 2004 and will be recorded once the contingent amount is determinable.

                  The Company acquired the assets of Bird on a Wire Networks, a Canadian managed hosting services provider, for $4.0 million. Bird on a Wire Networks' services range from server co-location to complete managed hardware and managed software solutions for hosted Internet applications. The purchase included a state-of-the-art 30,000 square foot data centre. This acquisition strengthened the Company's presence in the managed hosting market.


                  The Company announced the launch of Managed Security Services as a new addition to its Security Solutions product portfolio. Managed Security Services offers a suite of services including 24x7 management, access to the Company's Internet Security products, managed firewall with optional URL filtering and/or virus detection, highly trained engineers and strong partner relationships.

                  MONTAGE.DMC, a division of the Company, announced that it had been awarded a significant contract by the North Atlantic Treaty Organization for the complete rollout of Oracle financial applications at its 19 member country locations. MONTAGE.DMC will perform the configurations and rollout of the software at each site, allowing NATO to better manage its financial operations.

JANUARY: On January 25, 2001, the CRTC issued a decision (Decision 2001-23) regarding a dispute between Ledcor Industries Limited ("Ledcor") and the City of Vancouver granting Ledcor permission to construct, maintain and operate transmission facilities in certain street crossings in Vancouver and providing the terms and conditions for access to these crossings. The decision, which is currently on appeal to the Federal Court of Canada, rejects the notion that access fees for public rights-of-way should be at market-based rates and that carriers should be forced to remove facilities and cease operation in the event an agreement expires or is terminated. Instead the CRTC determined that fees charged by a municipality or other public authority for rights-of-way should be set to recover causal costs.

                  The Company announced that it had been awarded a multi-year, multi-million dollar contract by TD Bank Financial Group to provide a broad array of managed communications services. The five year agreement is expected to be worth over $160 million. The services provided by AT&T Canada will be utilized throughout TD Financial Group's business units, including its major call centres for TD Bank and Canada Trust, TD Visa, and TD Waterhouse Canada. The agreement calls for the provision of intelligent call routing solutions, managed computer telephony integration (CTI) services, as well as local, long distance, toll free, and frame relay communications transport services.


FINANCING:

                  In March, AT&T Canada Inc. issued US$500 million principal amount of 7.65% Senior Notes due 2006.

                  In July, the Company signed a securitization agreement, giving the Company the ability to sell certain of its accounts receivable on a revolving basis. The Company sold accounts receivable for initial proceeds of $100 million.

2000
----

BUSINESS DEVELOPMENTS:

DECEMBER:         The Company launched commercial availability of a full
                  suite of on-net local voice, data and Internet service offerings in six new markets, including Kanata, Vaughan, St.
                  Catharines and Cambridge in Ontario, New Westminister, British
                  Columbia, and Laval,

                  Quebec. This brought to 27 the number of markets served with full service Competitive Local Exchange Carrier ("CLEC") networks, and with two more under development, represents approximately 85% of the total addressable telecommunications business market in Canada.

NOVEMBER:         On November 30, 2000, the CRTC issued a decision (Decision
                  2000-745) which fundamentally changed the regime under which long distance carriers and long distance resellers paid a contribution to the ILECs and CLECs to subsidize the cost of providing local residential services. In the past, payment of contribution was the sole responsibility of these long distance providers and was charged as a per-minute rate on all switched long distance minutes. The CRTC decision changed the contribution collection mechanism from a per-minute rate to a revenue charge applied to all telecommunications service providers and, with some limited exceptions, to all telecommunications services revenues of a wide base of service providers including providers of local exchange services. A significant reduction to the Company's regulated cost structure in long distance services starting January 1, 2001 resulted from the CRTC's ruling.

OCTOBER: The Company signed a multi-year, multi-million dollar wholesale service agreement with Onsite Access-Canada to provide competitive communications and high-speed Internet services to businesses in Canada.

JULY: The Company reduced its ownership in Shared Technologies of Canada Inc. ("STOC") from 70% to 15%. Proceeds on disposition were $16.5 million: $13.6 million received in cash and a receivable of $2.9 million received. STOC also repaid intercompany loans owing of $4.5 million. The disposition generated a gain on sale of $13.0 million before income taxes.

MAY: The Company acquired DMC Inc. ("DMC"), a Canadian-based E-Business and web enablement company specializing in the delivery of electronic commerce applications, enterprise scale Internet and intranet-based solutions, distributed multi-tier client/server systems, and data warehouse solutions for leading Canadian businesses. DMC employed approximately 220 Internet and E-Business professionals and has a client roster that includes many of Canada's largest and most successful businesses. This acquisition was key to the Company's long-term strategy to leverage its existing customer base with opportunities to sell E-Business solutions. The purchase price for DMC was $95.5 million comprised of the issuance of 769,231 of the Company's Class B Deposit Receipts and $50 million in cash.

APRIL: The Company exercised its right to acquire the remaining 49% of the issued and outstanding capital stock of Netcom Canada Holding Inc. ("Netcom Canada") that it did not already own for a purchase price of $67.5 million in cash. This purchase simplified the operating relationship between Netcom Canada and the Company.

MARCH: The Company acquired Brak Systems Inc. ("Brak"), a leading Canadian based provider of E-Business security solutions, including security design consulting, installation, managed firewalls, data encryption, anti-viral filtering, intrusion detection and response, security administration and technical support. The purchase price for Brak was $30.2 million in cash.

JANUARY: The Company acquired TigerTel Inc. ("TigerTel"), a Canadian business telecommunications provider that derives the bulk of its revenue from managing telecommunications services by outsourcing the planning, administration and support of business customers' telecommunications services. The purchase price for TigerTel was $70.0 million in cash.


FINANCINGS:

                  In March, AT&T Canada Inc. issued US$250 million principal amount of 7.625% Senior Notes due 2005.

1999
----

BUSINESS DEVELOPMENTS:

DECEMBER:         The Company created a co-branded  portal with Microsoft
                  Canada to deliver customized Canadian content to its dedicated and dial-up customer base.

NOVEMBER:         The Company merged the internet divisions of AT&T Canada,
                  Netcom Canada, MetroNet and ACC TelEnterprises to form a new business unit, AT&T Canada Internet and E-Business Services.

                  The Company purchased 21 400Mhz blocks of local multi-point communications service ("LMCS") spectrum in tier two communities along its national backbone.

OCTOBER: AT&T Canada Inc. effected a two-for-one stock split of its Class A Voting Shares and its Class B Non-Voting Shares.

AUGUST: AT&T transferred all of its direct and indirect interests in AT&T Canada Inc. and AT&T Canada Corp. to JVI General Partnership ("JVI"), in which AT&T acquired a 70% interest and BT acquired a 30% interest. Immediately thereafter, JVI transferred all of its direct and indirect interests in AT&T Canada Inc. and AT&T Canada Corp. to AT&T Canada Holdings Limited Partnership, of which JVI is the limited partner, holding 99% of the interests therein and AT&T Canada GP LLC is the general partner holding 1% of the interests therein.

JULY: Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's Rating Services ("S&P") raised their ratings of AT&T Canada Inc. to Baa3 and BBB, respectively, following the completion of the Arrangement.

                  The Company activated a 4,475 kilometre segment of its national broadband fibre optic network.

JUNE: A strategic business combination of AT&T Canada Corp., MetroNet and ACC TelEnterprises was effected by way of an arrangement transaction.

MAY: AT&T Canada Corp. and ACC TelEnterprises sold their residential long distance customer bases and certain associated assets to 3362426 (Primus) Canada Inc.

MARCH:            MetroNet acquired a 51% interest in Netcom Canada.

                  MetroNet entered into an agreement to complete a strategic business combination of AT&T Canada Corp., MetroNet and ACC TelEnterprises.

FEBRUARY:         MetroNet announced it had signed a memorandum of understanding with Nortel Networks to purchase its OC-192 (10 Gbps) SONET and Dense-Wavelength Division

                  Multiplexing (D-WDM) solutions as the core backbone system for its national and cross-border fibre-optic network.

JANUARY: MetroNet purchased intercity fibre connecting Vancouver, BC with Seattle, Washington from Starcom Service Corp.


FINANCINGS:

                  In December, the Company entered into a $600 million bank facility with a syndicate of various financial institutions (the "Senior Credit Facility"), replacing its existing senior credit facility.

                  In September, AT&T Canada Inc. completed two note offerings with aggregate gross proceeds of approximately $886 million including US$500 million principal amount of 7.65% Senior Notes due 2006 and $150 million principal amount of 7.15% Senior Notes due 2004.


3.       NARRATIVE DESCRIPTION OF THE BUSINESS

                                   THE COMPANY

         AT&T Canada is Canada's largest competitive national broadband business services provider and competitive local exchange carrier and a leading provider of Internet and E-Business solutions. Created in June 1999 from the strategic combination of AT&T Canada Corp., MetroNet and ACC TelEnterprises, the Company has brought together the country's first and largest CLEC and Canada's largest competitive provider of long distance services to business customers. In 2001, the Company had revenues of approximately $1.5 billion.

         The Company is focused principally on the business market of the telecommunications services industry. AT&T Canada estimates that it holds an 11% share of the Canadian business telecommunications market from its data, local, Internet and E-Business solutions services, and from its long distance services. With its extensive local and long distance facilities and interconnection arrangements, the Company estimates that it is capable of serving approximately 85% of the Canadian business telecommunications market. Its strategic relationships and interconnection agreements with other international service providers, particularly AT&T, allow the Company to provide global voice, data, Internet and E-Business solutions to its business and government customers and leverage the Company for future growth in the telecommunications industry.

         The Company has deployed an advanced fibre-optic network and digital switching platforms creating a state-of-the-art intracity local and intercity national long-haul fibre network which provides an extensive platform of applications and services with international reach. The Company's local, facilities-based network is currently operational in 29 of Canada's largest cities with direct connection to approximately 3,300 buildings and approximately 510,000 local access lines in service. The intercity network, as of December 31, 2001, spans 14,001 route kilometres (8,700 route miles).

                        AT&T CANADA'S AREAS OF OPERATION

         The Company operates in the Canadian telecommunications industry, which has continued to experience significant changes, challenges and opportunities. Intense competition and a downturn in the economy has lead to the failure of a number of CLEC's. Recent regulatory decisions, most notably a change in the contribution regime, were important steps towards more balanced competition.

         The decision in the "Price Cap" proceeding before the CRTC, which is expected on or before May 31, 2002, may require the Company to re-evaluate its plans and growth assumptions in the local and related telecommunications market.

         AT&T Canada believes that the Canadian telecommunications services industry provides growth opportunities for the Company. IDC Canada and Lemay-Yates Associates estimate that the Canadian business telecommunication industry had revenue of approximately $14 billion in 2001. IDC Canada and Lemay-Yates Associates also estimate that between 2001 and 2005, the business market of the telecommunications services industry will grow approximately 8% per annum and the data, Internet and E-Business markets will grow by approximately 13% per annum.

MARKET SIZE BY SEGMENT ($ IN MILLIONS)

                                                             PERCENTAGE OF TOTAL
MARKET SEGMENT                         2001 MARKET SIZE            MARKET
--------------                         ----------------      -------------------
Business
    Local Voice....................        $  4,300                   31%
    Long Distance Voice...........            3,000                   21%
    Data, Internet & E-Business...            6,700                   48%
                                            -------                  ----
Total Market.......................         $14,000                  100%
                                            =======                  ====

Source:  IDC Canada and Lemay-Yates Associates

         The Company's decision to build a network in a new area or extend the Company's network in an existing area is based on a number of factors, including demographic, economic, competitive and telecommunications demand characteristics of the area; availability of rights-of-way; actual and potential competitors; and the potential for the Company to cluster additional networks in the region. Once AT&T Canada determines that a geographic area presents an attractive opportunity the Company begins discussions with city officials, right-of-way holders and potential customers and then performs customer, competitive and regulatory analyses and makes detailed financial estimates of the costs of constructing a network including the cost of fibre optic cable, transmission and other electronic equipment, and costs related to switching, engineering, building entrance requirements and right-of-way acquisition.

         Although the Company has a significant national presence, it may continue to expand its operations in areas where it has established one or more networks, by constructing or leasing networks in adjacent areas to leverage its investment in existing networks, switches and telecommunications equipment. The Company's objective is to establish a cost-effective and operationally efficient cluster of networks in various geographic areas, focusing on maximizing the number of total on-net lines and facilities in each area.

                               RECENT DEVELOPMENTS

         Please refer to "General Development of the Business" above for a discussion relating to the general business developments of the Company, including developments since December 31, 2001.


                         STRATEGIC BUSINESS COMBINATION

         The Company is the result of the Strategic Business Combination which was consummated on June 1, 1999. Pursuant to the Strategic Business Combination and related transactions, AT&T indirectly acquired approximately 23% of the voting shares of AT&T Canada Inc. and a non-voting equity interest in the combined business of approximately 31%. AT&T's initial investment, and any further investment in the Company is limited by specific Canadian foreign ownership restrictions. Subject to certain conditions, AT&T has agreed to purchase, or arrange for another entity to purchase, all of the voting and equity interests in the Company, to the extent permitted by the removal (or the removal in part) of such Canadian foreign ownership restrictions.

         More specifically, AT&T has agreed, subject to the condition precedent that the Canadian foreign ownership restrictions have been removed on or before June 30, 2003, to purchase or to cause an affiliated entity to purchase, all of the shares of AT&T Canada not owned by AT&T or its affiliates at a price equal to the greater of $37.50 per share (increased at a rate of 16% per annum compounded quarterly, after June 30, 2000) and the appraised fair market value. In the event that foreign ownership restrictions are lifted, in whole or in part, on or before June 30, 2003, AT&T is obligated to purchase or to arrange for a third party affiliated with AT&T to purchase the outstanding shares of the Company up to the extent permitted by law subject to certain limitations in the Deposit Receipt Agreement. At any time prior to July 1, 2003, AT&T may elect to purchase or cause to be purchased, by any third party, all of the outstanding shares. In the event that, by June 30, 2003 (i) foreign ownership restrictions are not amended so as to allow AT&T to acquire all of the outstanding shares, and (ii) AT&T has not elected to purchase or arrange for a third party to purchase the outstanding shares of the Company, the Company will be put up for auction upon and subject to the terms of the Deposit Receipt Agreement, and AT&T would be required to make whole the shareholders of the Company on a per share basis for the difference between (i) the greater of the accreted minimum price and the appraised fair market value of the shares, and (ii) the proceeds received by such holders from the auction.

                               CORPORATE STRATEGY

         AT&T Canada's corporate strategy is focused on increasing its telecommunications market share in Canada by offering businesses value added, seamless local and long distance voice, data, Internet and E-Business solutions. To achieve this objective, the Company has adopted a dual strategy of leveraging its facilities across Canada and forming strategic partnerships and alliances internationally. An additional element of the Company's strategy is to expand beyond its core telecommunications business to include fully managed services and E-Business solutions. AT&T's relationship with the Company provides strategic advantages associated with offering AT&T's technology, brand and expertise to Canadian customers.

         Within the framework of the Company's broad corporate strategy are a number of specific strategic elements.

BUSINESS CUSTOMER FOCUS

         The Company targets its branded and bundled offerings to the small, medium and large business and governmental sectors, including approximately 1,200 US based multi-national corporations with a significant presence in Canada. The Company aims to increase penetration through both direct sales teams and indirect channels. The Company utilizes its relationship with AT&T to offer a North American service to business customers and, through AT&T's global relationships, to elsewhere in the world. The Company's product suite is designed to offer a range of services to businesses across all regions of the country and to provide customized network solutions for large business and government accounts. IDC Canada and Lemay-Yates estimate that between 2001 and 2005, the business market of the telecommunications services industry will grow approximately 8% per annum and the data, Internet and E-Business markets will grow by approximately 13% per annum.

BUNDLED OFFERINGS

         The Company provides a full suite of products including integrated voice, data, Internet and E-Business solutions which it believes will enable it to quickly penetrate its markets and build and maintain customer loyalty. As an early entrant into and the most significant player in the competitive local market, the Company believes that it is well positioned to target customers who are looking for an alternative to the ILECs. The Company also benefits from cross selling new services to its large existing base of business customers.

NATIONAL PRESENCE WITH UNIFORM SERVICES

         By providing uniform services and technology in its markets across the country, the Company delivers consistent customer solutions to address customer requirements as well as technology platforms. The Company's strategy enables customers to utilize products with consistent features, functionality and "look-and-feel" in markets across Canada (and through AT&T, in the US as well). Separate ownership and geographic segregation of the incumbent carriers has resulted in an inconsistent evolution of products and services between individual markets, thereby creating an opportunity for the Company to differentiate itself by providing a national uniform service. This strategy has been applied by the Company in each of its service offerings.

SUPERIOR CUSTOMER CARE

         The Company believes that its customer care services are a distinct competitive advantage. These Services are delivered through the Company's state-of-the-art systems and uniform technologies. The Company offers all customers access to bilingual customer service centers 24 hours a day, seven days a week, 365 days a year. In addition, large accounts have dedicated customer service personnel who provide customers with a single point of contact for all enquiries. The Company offers a best-in-class service through: (i) superior customer service personnel; (ii) the deployment of leading edge applications; (iii) customer driven processes; and (iv) a commitment to quality.

LEVERAGE NATIONAL FIBRE-BASED NETWORK

         The Company's national network is a key element in targeting high-volume, high-margin business customers. The Company believes that a national fibre-based network creates the basis on which customized, technical solutions can be developed and deployed.

         The Company continually leverages technological advances in networking and transport protocols (Frame Relay, ATM, IP, MPLS and SONET) and optical electronics to optimize the efficiency, integration, scalability and evolution of its network. The Company also leverages its relationships and partnerships with leading equipment manufacturers, which enable it to develop and deploy leading edge, "evolvable" network technologies rapidly and cost effectively across its own network and the networks of its customers.

E-BUSINESS SOLUTIONS

         The Company offers a range of E-Business solutions to its medium and large business customers. These solutions include implementation of software applications and web-based software tools, consulting, systems integration, enhanced web hosting and Internet security services. The Company's strategy is to leverage its existing customer base for opportunities to sell a comprehensive suite of higher-margin E-Business solutions. With the acquisition of MONTAGE in 2001 and DMC in 2000, now operating as a division of the Company through Montage.DMC, the Company is a Canadian leader in providing blue-chip companies with E-Business integration services.

MANAGED SERVICES

         The Company manages the enterprise networks of its Managed Services clients to reduce the complexity of the customer's business operations, reduce the requirement for technical staff in-house, and shorten the time required to add increased network capacity or add new service features in order to allow clients to focus on their core business. The Company assists its customers in the provision and life cycle management of their telecommunications networks and business applications. The Company's Managed Services initiative is an aggressive strategy, in that it utilizes the Company's current network offerings and allows for greater influence in shaping clients' networking decisions. The Company has established a dedicated organization and operations centre focused on building this higher level partnership. This centre allows for the management of client router based networks, LANs, servers and the management of critical client applications. Through Managed Services, the Company is no longer merely a provider of commodity bandwidth, but a value added consultative partner.

ALLIANCES

AT&T ALLIANCE

         AT&T Canada has access to certain AT&T trade-marks and/or technology for a range of wireline telecom services including long distance services, local services, dedicated and dial-up Internet access for businesses, residential low-speed Internet access, electronic commerce and payphone services. With some restrictions, AT&T Canada also retains the right to market unlicensed and unbranded services, and to have such services included on the customer's bill. See "Intellectual Property" below.

         AT&T Canada's links with AT&T and its international partners provides opportunities to leverage high growth cross-border and international traffic, as well as to attract new Canadian business customers who value international reach.

ROGERS WIRELESS ALLIANCE

         AT&T Canada Corp. and Rogers Wireless Communications Inc. ("Rogers Wireless") have entered into an arrangement designed to accelerate the bundling and joint marketing of wired and wireless services for Canadian business customers.

                               NETWORK FACILITIES

         The Company's telecommunications network consists of: (1) CLEC and Data Facilities; (2) Broadband Long Haul Network; and (3) Internet Service Provider Network. The Company's extensive local and long distance facilities and interconnection arrangements allow the Company to serve approximately 85% of the Canadian business telecom market.

CLEC AND DATA FACILITIES

         The Company is Canada's largest national CLEC. It operates highly advanced, reliable and extensive local networks in Canada's largest cities. Local facilities are currently operational in 29 of Canada's largest markets.

         As of December 31, 2001, the Company had 4,723 intra city fibre route kilometres (2,935 miles) and 301,359 intracity fibre strand kilometres (187,259 miles) and had accessed 3,313 buildings (includes buildings on-net combined with 96 co-located facilities). The Company also uses 38 GHz wireless technology in Toronto, Montreal, Calgary, Edmonton, Vancouver, Ottawa and Quebec City. This enables fast turn up of new access capacity when necessary to meet customer requirements.

         In 1999, the Company was a successful bidder in Industry Canada's auction for 24 GHz spectrum allowing the Company to provide 400 MHz of fixed-wireless, broadband spectrum in 21 mid-size markets in Canada. This footprint would cover approximately 24% of the population and approximately 18% of all business access lines in Canada. This new access capability will enable the Company to cost effectively increase its addressable market while further leveraging the investments in its fibre optic local and long haul networks. The 21 markets are all either on the outskirts of existing AT&T Canada facilities-based market clusters, or represent additional markets passed by the Company's broadband long haul fibre network route where the economics of building local fibre networks are prohibitive. In 2001, the Company successfully completed both technical and market trials and vendor selection for this technology.

         The Company has built a nation-wide Frame Relay, ATM and IP network, connecting thousands of business locations across the country to address opportunities in the data market. The Company's data network includes 108 Frame Relay switches, 695 ATM switches and 25,857 high speed data ports (as at December 31, 2001), which offers the reach and reliability required by large business customers.

BROADBAND LONG DISTANCE NETWORK

         The local networks and population centers across Canada are connected by an extensive facilities-based, long haul broadband network. As at December 31, 2001, this broadband, long haul network spanned 14,001 route kilometres (8,700 route miles) and 200,090 (124,336 miles) inter city fibre strand kilometres.

         The network extends to the United States via seven strategic cross-border points located near Seattle, Spokane, Minneapolis, Chicago, Detroit, Buffalo and Champlain. The core backbone system for the national and cross-border fibre network utilizes OC-48 and OC-192 SONET technology. The network backbone is designed to optimize transport and delivery of AT&T Canada's current suite of services and support IP, data and voice offerings well into the future. Owning the network from end-to-end also allows the Company greater control over service and quality while at the same time enhancing service turn-up and new product deployment cycle times.

         The network backbone is being equipped with the latest Dense-Wavelength Division Multiplexing (D-WDM) technology, enabling up to 32 wavelengths of OC-192 bandwidth. This will provide up to 320 Gigabits of capacity, the equivalent of over 4 million simultaneous voice conversations occurring over a single pair of fibre strands. This new technology is expected to reduce bit error rates up to 1,000 times versus the previous generation of SONET technologies, thereby reducing costly and time-consuming network overhead.

INTERNET SERVICE PROVIDER NETWORK

         A comprehensive Internet Service Provider (ISP) Network has resulted from the integration of MetroNet, Netcom Canada and AT&T Canada facilities. The network leverages the extensive fibre optic network in and between major metropolitan areas across Canada, delivering a wide range of high-speed Internet access options ranging from fractional DS-1 to ATM-based interconnections of up to 45 Mbps.

         The ISP Network includes 55 points of presence (POPs) across the major markets and is configured with multiple links to the US Internet backbone. As of December 31, 2001, AT&T Canada had roughly 147,000 dial-up Internet subscribers and approximately 4,368 dedicated access business customers.

                                SERVICE OFFERINGS

         The Company provides a broad and full array of competitively priced basic and enhanced telecommunications offerings that are marketed on both an individual and bundled package basis.

LOCAL VOICE SERVICES

         Local voice services allow customers to complete calls in their local calling areas and to access long distance and cellular networks and the Internet. The Company's local service portfolio offers a full range of basic and enhanced local services, including individual business lines, PBX trunks, Centrex service, and ISDN Basic Rate Interface (BRI) and Primary Rate Interface
(PRI). The Company's local products offer a uniform service across all major markets in Canada and are the first available from a national provider.

LONG DISTANCE SERVICES

         Long distance services connect customers in different calling areas. The Company's long distance service portfolio includes basic domestic, cross-border and international outbound long distance, basic and enhanced toll-free services and calling cards, as well as a variety of other enhanced long distance services and features.

DATA SERVICES

         Data services connect data, video and voice networks to establish private networks across office locations and to integrate traffic over highly secure networks. The Company's data service portfolio includes a full range of data services provided over a range of access methods, including Frame Relay, IP enabled Frame or IPVPN's, Transparent LAN (Ethernet), managed WAN, managed LAN, ATM, Virtual Private Network (VPN), Private Line, Virtual POP and private network dial-up. Using the relationship with AT&T, AT&T Canada can provide data services to meet the needs of domestic, North American and global applications.

INTERNET SERVICES

         Internet services provide connection to the public Internet and a range of Hosting and Security services. Private IP services are considered to be part of the data portfolio. AT&T Canada provides Internet connectivity through many different access methods to provide a wide range of services to meet the needs of businesses of varying size.

         Internet access services include Dial-Up, ISDN, ADSL, DS1, Ethernet and OC3.

         Hosting services include domain name services, shared hosting services, co-location of customer provided servers, and full managed hosting services, including the management of server hardware and certain operating system and database software.

         Security solutions include a range of equipment and services, which can be provided as straight equipment sales, through to complete fully managed services. Security solutions include firewalls, intrusion detection, virus filters, URL filters, authentication services, security audits, development of security policies and other professional services.

E-BUSINESS SOLUTIONS

         E-Business solutions help customers automate their business processes using web-based technologies, and applications such as Oracle ERP systems and others. AT&T Canada's E-Business solutions include consulting, custom application development, system integration, project management, and can include the hosting and management of developed applications, bringing in elements of the AT&T Canada data and Internet portfolios.

                               SALES AND MARKETING

         AT&T Canada's sales and marketing programs focus on optimising utilisation of its network assets by targeting customers within its network footprint. AT&T Canada focuses on delivering value and quality to its base of customers and will market additional services to its existing customer base to seek to expand market share within that base. Leveraging the North American and global capabilities of AT&T, AT&T Canada focuses on serving the market segment which has international telecommunications requirements.

         The Company plans to continue its approach to the telecommunications market through a combination of a direct sales force and various indirect channels. The focus of development of the direct sales force will be on motivating and evolving a very focused set of experienced professionals into markets where the Company has its own facilities and services. The Company is able to best map client needs to its offerings by combining the relationship approach of Client Executives with product/solution specialists. The Client Executive provides a senior relationship lead who is accountable for relationships at all levels of the client's organization, including the most senior. The Client Executive is supported by a more junior Account Manager and various product and solution specialists, including sales engineers. The direct sales force is motivated and compensated with a compensation plan comprised of a competitive base salary and variable compensation directly linked to productivity. The variable compensation is comprised of bookings, customer satisfaction and retention of revenue. The direct sales organization as of December 31, 2001 was made up of approximately 800 personnel and is spread across Canada to match the market demand. The direct sales force operates in both the Retail and Wholesale markets. On May 1, 2002 the board of directors of the Company approved a number of cost reduction initiatives to bring the Company's cost structure in line with current revenue. These initiatives will result in a reduction of approximately 1,000 personnel, including a substantial number of sales personnel, in 2002.

         The direct sales force is complimented by a collection of indirect channel methods, consisting of agents, telesales and affinity partners. Primarily, the Company's established network of AT&T Canada agents will compliment the sales force in the higher end of the Small Business Market and the General Business Markets for both voice and data products. The agents will represent the Company and offer AT&T Canada services on a variable cost structure. All agents must pass AT&T Canada training and certification programs. The Company provides an incentive package for the agents based on what has been sold and what is retained as an ongoing customer revenue stream. The agent program will be refined to encourage the growth of the Company's larger and more successful agents and a reduction of agents who are less focused on the Company.

         In addition to the agent program, the Company will continue to support its Affinity program with national organizations who offer the Company's services to their members. The membership of these organizations typically reside within the small business community. Complimenting the Affinity channel, the Company will continue to approach the market through telesales. The Company will use telesales as a means to fulfil its Affinity commitment as well as to selectively target segments for specific offerings.

RETAIL MARKET

         AT&T Canada is focusing on all major markets, including small, medium and large business and government retail customers in Canada's main business centres, all of which are within the Company's geographic areas of operation.

         The Company targets customers in on-net buildings using a combination of marketing information tools and marketing promotions conducted within such buildings. For new buildings added to the network, AT&T Canada develops a comprehensive database of all prospective customers located within the building including demographic information on the size of the business and industry type. This information is used to target marketing efforts as well as to forecast anticipated demand by building or market. In addition to the marketing database, the Company conducts marketing programs geared to generating awareness of AT&T Canada and its services among prospective customers within buildings that are added to the Company's network. The Company also targets customers located in geographical areas that can be serviced from a co-located central office.

         AT&T Canada believes that the small to medium-sized business market is generally underserved by the ILECs in terms of account management, technical support and customer service. In addition, the Company believes that customers within this market are likely to buy packaged telecommunications solutions from a single source provider.

         The Company also has significant penetration in the large-sized business and government customers, drawing on its reputation as an alternative to the ILECs. AT&T Canada is a market leader in this market in such services as Frame Relay and Advanced Toll Free Calling. Relationships with these customers reinforce AT&T Canada's reputation for delivering reliable, high quality telecommunications services.

WHOLESALE MARKET

         The Company is targeting large, stable carriers as long-term wholesale customers. AT&T Canada believes that it can effectively capitalize on the growing and changing wholesale business by being the only national service provider with both intercity and intracity local facilities in most of Canada's major centers.

         In contrast with the retail market, which demands packaged solutions, the wholesale market purchases services on the basis of quality, coverage, delivery and price. The Company has delivered high levels of network reliability, route diversity, rapid installation intervals and high levels of customer service to its target wholesale customers.

                                    CUSTOMERS

         As of December 31, 2001, the Company had over 100,000 business customers. Total billing of the Company's top 10 customers account for approximately 13% of the $1,545 million in revenues for the year ended December 31, 2001, with no single customer accounting for more than 10% of total revenues.

                                  CUSTOMER CARE

         The Company believes that its customer care services are a distinct competitive advantage. The Company offers all customers access to bilingual customer service centers 24 hours a day, seven days a week, 365 days a year. In addition, large accounts have dedicated customer service personnel which provide customers with a single point of contact for all enquiries. The Company offers a best-in-class service through: (i) superior customer service personnel; (ii) the deployment of leading edge applications; (iii) customer driven processes; and
(iv) a commitment to quality.

                                   PROPERTIES

         As of December 31, 2001, AT&T Canada owned 15 buildings in locations across the country representing approximately 414,759 square feet. In addition, AT&T Canada leases and occupies office and hub space in markets where it does not own any buildings.

         AT&T Canada Inc. has granted security interests in its assets, including its real property interests and its network equipment, to its secured lenders.

                              GOVERNMENT REGULATION

OVERVIEW OF CANADIAN TELECOMMUNICATIONS SERVICES INDUSTRY

         The Canadian telecommunications industry continued to experience significant changes, challenges and opportunities during the course of 2001. Recent regulatory decisions, most notably the change in the contribution regime, were important steps towards more balanced competition. Throughout the course of 2001 the CRTC continued the pattern established in the contribution decision (Decision 2000-745) and issued a number of decisions that reflected the need to modify the competitive framework and reduce the prices AT&T Canada and other competitive entrants pay to the incumbent telephone companies for services and facilities.

         Of note in this regard are CRTC Decisions 2001-238 and 2000-694 and Order 2001-500. In the first two decisions the CRTC reduced the recurring and non-recurring charges for unbundled loops by 30% and 47%, respectively and in Order 2001-500 the CRTC cut the prices competitive long distance service providers pay for 800 database queries by 50%. As well, in Decision 2001-238, the CRTC redefined the basis for establishing the contribution requirement used to subsidize basic local service in high cost serving areas. This has resulted in a two-thirds reduction in the national subsidy requirement that in turn has translated into a two-thirds reduction in AT&T Canada's contribution payments for 2002. Telus Inc. has appealed this Decision 2001-238 back to the CRTC requesting that the reduction in both the subsidy requirement and recurring rates for unbundled loops be reversed.

RECENT CRTC DECISIONS AND PROCEEDINGS

PRICE CAP REGULATION

         The Company actively participated in several regulatory proceedings conducted by the Canadian Radio-television and Telecommunications Commission ("CRTC") during 2001. The most significant was the "Price Cap" proceeding, initiated to review the framework for local competition. In that proceeding, the Company argued that the existing framework is out of balance and favours the incumbent providers at the expense of competitive providers. The Company proposed changes to the framework that would help create balance and competitive neutrality in the marketplace. Fundamental to the Company's proposal is the reduction in cost of facilities and services that competitive providers purchase from the incumbents, through the establishment of a "Facilities Based Carrier" ("FBC") rate. The Company believes that adoption of the FBC rate proposal, together with other suggested improvements related to pricing flexibility and quality of service, would ensure that customers continue to benefit from competition by allowing facilities based competitors to compete fairly with the incumbent providers. The Price Cap proceeding ended in November 2001 and a decision is expected on or before May 31, 2002.

         Should this and the future decisions of the CRTC fail to recognize and remedy the existing imbalance favouring the incumbent providers, the sustainability and the benefits of competition could be threatened. There is no assurance that the CRTC will accept the Company's proposals and the Company cannot predict the ultimate impact that the CRTC's decision and any future decisions will have. As stated during the course of the proceeding, should the CRTC not take this opportunity to establish a framework for effective competition in the local telecommunications market and thereby reduce the Company's regulatory costs, the Company will need to re-evaluate its plans and growth assumptions in this and related telecommunications markets.

DECISION ON RIGHTS-OF-WAY

         In January 2001 the CRTC issued a decision (Decision 2001-23) that, among other things, provided the industry with general guidelines for establishing rights-of-way agreements between carriers and municipalities and other public authorities. The decision is positive from the perspective of AT&T

Canada and other carriers as it provides more balanced terms of access for carriers. The CRTC has rejected the notion that carriers should pay annual access fees to municipalities and has instead limited municipalities to recovery of their causal costs associated with carriers exercising their right of access.

         The Federation of Canadian Municipalities, the Halifax Regional Municipality, the Cities of Ottawa and Toronto, the City of Calgary and the City of Vancouver have been granted leave to appeal the CRTC's decision by the Federal Court of Appeal. The appeal is expected to be heard in September 2002 and a favourable decision for the Appellants would have a material negative impact on AT&T Canada.

         In March 2001 AT&T Canada applied to the CRTC to have the principles of that decision imposed on existing municipal access agreements between AT&T Canada and the City of Toronto. The CRTC subsequently issued a public notice to examine the applicability of the principles of this decision on all existing municipal agreements. A decision is not expected prior to the ultimate resolution of the appeal.

                                    EMPLOYEES

         As at December 31, 2001, the Company had approximately 5,168 employees. Of this total, 975 employees were union members and were covered by a collective bargaining agreement. The union employees are presently represented by two unions, the Canadian Auto Workers ("CAW") Local 2000 and the United Steelworkers of America ("USWA") TC Local 1976. In connection with the construction and maintenance of its fibre optic networks, the Company uses third-party contractors, some of whose employees may be represented by unions covered by collective bargaining agreements. In addition, the Company is currently being assisted by a number of consultants.

         Historically, AT&T Canada Corp.'s relations with its unionized employees have been positive. AT&T Canada and its union partners the CAW and USWA successfully negotiated new collective agreements which were ratified in December 2000. Both agreements became effective on January 1, 2001 and expire December 31, 2003.

         On May 1, 2002 the board of directors of the Company approved a number of cost reduction initiatives to bring the Company's cost structure in line with current revenue. These initiatives will result in a reduction of approximately 1,000 personnel in 2002.

ANNUAL PERFORMANCE-BASED INCENTIVE PAYMENTS

         Performance based compensation (short term incentive) is paid in the form of a bonus to provide incentives to senior management and other employees to achieve desired corporate results.

         Performance based compensation is an integral part of the Company's overall remuneration practices. The Human Resources and Compensation Committee of the Board of Directors has the discretion to approve a performance bonus pool to be distributed if the Company reaches previously established targets. Individual bonuses are awarded by the Human Resources and Compensation Committee of the Board of Directors and are based on corporate performance and contribution.

STOCK OPTION PLAN

         The Company's Stock Option Plan (the "Plan") is the cornerstone of its long term compensation strategy for executives. The purpose of the Plan is to provide employees, including the Chief Executive Officer and other executive officers, with compensation generally at a level competitive with that of comparable organizations, and to align the interests of executives with those of outside shareholders. In keeping with the Company's compensation strategy of focusing the attention of its executive officers on long-term strategic objectives, the Company provides incentives to members of the executive team with stock options to purchase Class B Non-Voting Shares in accordance with the terms of the Plan and vesting provisions. The intent is to encourage those individuals who can most affect the long-term future of the Company to direct their efforts to increasing long-term shareholder value. Options are granted by the Company's Board of Directors on the recommendation of the Human Resources and Compensation Committee for the purchase of a set number of Class B Non-voting Shares at an exercise price equal to the closing price of the securities on the Toronto Stock Exchange on the day preceding the grant. Options vest over a three year period, beginning one year after the date of their grant, and expire in five years. Alternate vesting or full vesting at the date of the grant may be granted at the discretion of the Human Resources and Compensation Committee.

EMPLOYEE SHARE OWNERSHIP PROGRAM

         The Employee Share Ownership Plan offers all employees, other than temporary employees, of the Company the opportunity to purchase securities of the Company. Consistent with the Company's compensation philosophy, the program is designed to create shareholder value and allows employees to participate in the risk and reward of the business as the plan is linked to share price as well as to the Company's business objectives. Employees may contribute between one to five percent of their salary to buy units in a single stock mutual fund, the Company's Stock Fund, which in turn holds only Class B Deposit Receipts and may also hold certain amounts of cash. The Company contributes the equivalent of 25% of participant contributions per quarter. The Company's contributions are in effect made through the issuance of Class B Deposit Receipts. 200,000 Class B Deposit Receipts have been authorized for issuance for this purpose.

                                LEGAL PROCEEDINGS

         On May 9, 2002, an oppression application was filed against the Company and its directors by certain investment community professionals. The Company will vigorously defend against this action which it believes is without merit and based on groundless allegations.

         The Company is involved from time to time in various other claims and law suits incidental to the ordinary course of its business. While no assurance can be given that these proceedings will be favourably resolved, the Company does not believe that the outcome of any of these legal proceedings will have a material adverse affect on its financial condition or result of operations.

                    INTELLECTUAL PROPERTY AND NON-COMPETITION

         AT&T Canada Corp. owns or is licensed to use certain technology and associated intellectual property rights which relate to its services and business.

         AT&T Canada is principally known by its corporate symbol "AT&T Canada". The trade-marks include the trade-mark "AT&T", the family of marks including the trade-mark "AT&T" and other secondary brands. The importance of any individual, specific trade-mark for AT&T Canada is relative to the revenues derived from the various services respectively associated with each of the marks. Most of these marks are registered or the subject of pending trade-mark applications in Canada and are used on a regular and consistent basis in relation to the services associated with them. Trade-mark registrations are renewable at various dates in accordance with the TRADE-MARKS ACT.

         AT&T Canada's trade-mark portfolio consists predominantly of trade-marks owned by AT&T which are sublicensed to AT&T Canada through AT&T Canada Enterprises Company ("Enterprises"). They are licensed by way of five separate branding agreements which licence the marks in four separate fields of use namely long distance services (voice and data), internet services, payphone services and local and Centrex services. The fifth agreement amends the four branding agreements and, among other things, provides for the execution of new branding agreements for new services. AT&T Canada has no right to use the trade-marks outside of its businesses in Canada.

         The AT&T trade-marks and trade-names have also been licensed to: (1) AT&T Canada Telecom Services for business internet services, specific secured transaction services, consumer internet services, Centrex services, switched and private line data and switched and private line voice local services, long distance services and ancillary services; (2) AT&T Canada Inc. for use in its corporate name for services associated with holding and promoting stock; and (3) AT&T Fibre Canada Company for the operation and maintenance of a fibre optic cable network. All licences are restricted to the territory of Canada.

         AT&T Canada also uses certain technology used in its business under licence from AT&T. This technology is licensed through a series of written agreements and arrangements. As of June 1999, AT&T Canada and AT&T also entered into an agreement pursuant to which AT&T Canada may request to license certain technology from AT&T by way of a non-exclusive grant of the right to use AT&T technology deployed by AT&T and its subsidiaries in the United States (exclusive of certain excluded technology). The technology licensed by AT&T Canada is licensed solely for use in association with AT&T Canada's services and provides for, among other things, the sublicensing of the technology to contractors, customers and to authorized subsidiaries and for the ownership by AT&T Canada of technology created by AT&T Canada. The technology licensed by AT&T has been substantially integrated with that of AT&T Canada to provide a seamless network for customers.

         Except for the original long distance services branding agreement, the foregoing branding agreements and licences, except in limited circumstances as provided under the Deposit Receipt Agreement, will end on the earlier of (i) February 28, 2004; (ii) AT&T owing all or none of the shares of AT&T Canada pursuant to the Deposit Receipt Agreement; and (iii) termination in accordance with the terms of the licences, which include rights of Enterprises to terminate upon certain bankruptcy and insolvency events relating to AT&T Canada. Such events include any voluntary proceeding commenced by the licensee pursuant to any of the BANKRUPTCY AND INSOLVENCY ACT (Canada), the COMPANIES CREDITORS ARRANGEMENT ACT (Canada) or the WINDING UP AND RESTRUCTURING ACT (Canada), or any other proceeding commenced under such acts which is not diligently contested or dismissed, withdrawn or permanently stayed within 60 days of commencement.

         To the extent that local voice services, long distance services, data services, internet services, E-business solutions and other products and services offered or to be offered by the Company extend beyond those presently licenced to it by AT&T, amendments to the existing licence agreements may be required. A process was outlined as part of the 1999 Brand License Agreement to allow AT&T Canada in certain circumstances to add to the scope of its licenses. There are no assurances that the Company will be successful in finalizing the terms and conditions of any such expanded licenses.

         In connection with the Arrangement, AT&T Canada and the AT&T entered into a Non-Competition Agreement which provides that during the period ending on the earlier of February 24, 2004 and completion of a transaction as contemplated by the Deposit Receipt Agreement which results in AT&T and its affiliates owning all, or, through an auction, none of the shares of AT&T Canada, neither AT&T nor any of its affiliates would, without the consent of AT&T Canada (other than in respect of Rogers Cantel Mobile Communications Inc. and its successors and their affiliates), and subject to specified exceptions, engage, directly or indirectly, in the provision of any branded services (as defined in such agreement) in Canada or independently construct, have constructed or acquire a telecommunications network infrastructure which is competitive in Canada to that of AT&T Canada. AT&T Canada and AT&T also agreed to treat and cause their affiliates to treat each other as preferred suppliers of the other's telecommunications services, particularly in respect of the provision of underlying telecommunications transport requirements, unless their respective customers otherwise require, after reasonable efforts have been made to persuade such customers to use the services of the other or such other's affiliates. Each of AT&T Canada and AT&T also stated their intention, some as necessary to comply with existing contractual arrangements and subject to their respective proportional return and non-binding practices, to enter into commercial arrangements with each other within their respective determination, the other offered competitive rates, quality and other terms of trade.


4.       SELECTED CONSOLIDATED FINANCIAL DATA

         The chart below identifies selected principal information since the Company's commencement of operations in 1999 through to December 31, 2001.

    YEAR ENDED
    DECEMBER 31                              2001         2000          1999
    -----------                                   -----        ---- ----
                                        (in thousands, except per share amounts)
    Revenue...........................    1,544,721     1,505,378      866,721
    Net Loss..........................     (733,101)     (523,207)      (5,286)
    Net Loss per Share (1) (2)........        (7.45)        (5.48)       (0.06)
    Total Assets......................    4,746,454     4,313,654    4,166,792
    Long-term Debt....................    4,672,738     3,628,465    2,763,565
    Cash Dividend per Share(1)........         0.00          0.00         0.00

--------------
Notes:

(1) All per share amounts reflect a two-for-one stock split which occurred during fourth quarter 1999.

(2) Loss per share for 2001 includes a pension adjustment and workforce reduction costs which had the effect of increasing (decreasing) loss per share by ($0.32) and $0.22, respectively. Loss per share for 2000 includes integration reserve reversals which had the effect of decreasing loss per share by $0.11. Loss per share for 1999 includes a one time accounting gain on the sale of an approximate 31% minority interest in a subsidiary to AT&T and integration costs and provision for restructuring which had the effect of increasing (decreasing) loss per share by ($5.00) and $1.18, respectively.


         The Arrangement was completed on June 1, 1999. In the second half of 1999, AT&T Canada successfully completed the majority of the integration of MetroNet, AT&T Canada Corp. and ACC TelEnterprises. Steps to integrate people, products, networks and systems of the companies was taken in a wide range of areas, including rationalizing product offerings, integrating and cross-training sales forces, interconnecting networks, initiating the migration of circuits and lines onto AT&T Canada's facilities, and consolidating back office functions. As a result of these integration activities, AT&T Canada incurred integration costs and recorded a provision for restructuring and asset write-downs totalling $157.8 million.

         The Company has not paid any dividends since its inception and does not anticipate declaring or paying dividends in the foreseeable future, as it intends to retain future earnings, if any, for reinvestment in its business and payment of indebtedness. Any future determination to declare or pay dividends will be at the discretion of the Board of Directors of AT&T Canada Inc. will be subject to compliance with the Company's debt financing arrangements and will depend upon the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors of AT&T Canada Inc. considers relevant. The Senior Credit Facility prohibits and the indentures governing certain of the Company's outstanding indebtedness restrict the Company from declaring or paying dividends.

         The chart below identifies financial information concerning the twelve quarters ending December 31, 2001.

                                                  2001            4TH QTR '01    3RD QTR '01     2ND QTR '01    1ST QTR. '01
                                                  ----            -----------    -----------     -----------    ------------
                                                          (in thousands, except per share amounts)
Revenues...............................        $1,544,721           $ 394,469     $ 387,221      $  375,167     $  387,864
Net Loss for the period................        $ (733,101)          $(164,638)    $(208,955)     $ (192,033)     $(167,475)
Loss per share (1).....................        $    (7.45)          $   (1.67)    $   (2.11)     $    (1.96)      $  (1.73)

                                                  2000            4TH QTR '00    3RD QTR '00     2ND QTR '00    1ST QTR. '00
                                                  ----            -----------    -----------     -----------    ------------
                                                          (in thousands, except per share amounts)
Revenues...............................        $1,505,378           $ 386,302     $ 380,056      $ 374,991       $364,029
Net Profit (Loss) for the period.......        $ (523,207)          $(175,587)    $(123,967)     $(120,845)     $(102,808)
Loss per share (1).....................        $    (5.48)          $   (1.84)    $   (1.30)     $   (1.27)       $ (1.09)

                                                  1999            4TH QTR '99    3RD QTR '99    2ND QTR '99     1ST QTR. '99
                                                  ----            -----------    -----------     -----------    ------------
                                                             (in thousands, except per share amounts)
Revenues...............................        $  866,721           $ 347,141     $  331,307     $  147,283       $  40,991
Net Profit (Loss) for the period.......        $   (5,286)          $ (95,173)    $ (201,822)    $  373,562       $ (81,853)
Earnings (Loss) per share (1)..........        $    (0.06)          $   (1.02)    $    (2.16)    $     4.03         $  (.89)

(1) All per share amounts reflect a two-for-one stock split which occurred during fourth quarter 1999.


5. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Reference is made to the section entitled "Management Discussion and Analysis of Financial Condition and Results of Operations" on pages 1 to 21 of the Annual Report to Shareholders for the year ended December 31, 2001 which section is incorporated herein by reference. See "Additional Information" below.


6.       MARKET FOR SECURITIES

         AT&T Canada Inc.'s Class B Deposit Receipts are listed on the Toronto Stock Exchange under the symbol "TEL.B" and on the Nasdaq National Market under the symbol "ATTC".


7.       DIRECTORS AND OFFICERS

SHARES IN THE COMPANY

         As at May 2, 2002 the directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control over no Class A Deposit Receipts and 812,780 Class B Deposit Receipts

(representing approximately 0.008% of the Class B Deposit Receipts issued and outstanding as of May 2, 2002).

         The following is a list of the directors and executive officers of AT&T Canada Inc. prepared as of May 2, 2002 indicating their names, positions with the Company and municipalities of residence.

MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         As at May 2, 2002, the directors and executive officers of AT&T Canada Inc., their municipalities of residence, principal occupations and brief biographies are set forth below. Each of the directors has been elected or appointed to hold office until the next annual meeting of shareholders on June 18, 2002 or until his or her successor is elected or appointed.

NAME AND MUNICIPALITY OF RESIDENCE        PRINCIPAL OCCUPATION
Purdy Crawford(1)(8)(10)(11)(12)          Counsel, Osler, Hoskin & Harcourt LLP
Toronto, Ontario
Andre Bureau(2) (11)(12)                  Counsel, Heenan Blaikie
Town of Mount Royal, Quebec
Steven B. Chisholm(3)(8)(9)(12)           Lawyer and Corporate Director
Calgary, Alberta
Lisa de Wilde(4)                          Lawyer and Corporate Director
Toronto, Ontario
Marc G. Fortier(4)(11)                    Lawyer and Corporate Director
Outremont, Quebec
Stephen H. Halperin(1)( 9)(11)            Partner, Goodmans LLP
Toronto, Ontario
Alan D. Horn(5)(8)( 9)(10)                Vice-President, Finance & Chief
Toronto, Ontario                          Financial Officer, Rogers
                                          Communications Inc.
Philip R. Ladouceur(2)(9)(10)(12)         President & COO, DataWire
Toronto, Ontario                          Communication Networks Inc.
John McLennan(1)                          Vice-Chair and Chief Executive
Toronto, Ontario                          Officer, AT&T Canada
James J. Meenan(6)(8)(9)(10)(11)          Chairman, Castek Software Factory Inc.
Toronto, Ontario
David P. Miller(5)                        Vice-President, General Counsel,
Toronto, Ontario                          Rogers Communications Inc.
D. Craig Young(7)(8)(10)(11(12)           Corporate Director
South Barrington, Illinois

-----------
(1) Nominee of the Board of Directors in lieu of AT&T pursuant to the Shareholders' Agreement in respect of AT&T Canada Inc.
         (the "Shareholders' Agreement")

(2)      Nominee of holders of Class B Deposit Receipts

(3)      Nominee of the Board of Directors pursuant to the Shareholders'
         Agreement

(4) Nominee of the Board of Directors in lieu of Providence pursuant to the Shareholders' Agreement


(5)      Nominee of RCI pursuant to the Shareholders' Agreement


(6)      Nominee of AT&T pursuant to the Shareholders' Agreement


(7)      Nominee of Founding Investors


(8)      Member of Executive Committee


(9)      Member of Audit Committee


(10)     Member of Human Resources and Compensation Committee


(11)     Member of Corporate Governance Committee


(12)     Member of Special Committee


                  AT&T Canada is managed by a strong leadership team with extensive experience in the telecommunications industry. The executive officers of AT&T Canada Inc. are as follows:

NAME                          POSITION
John T. McLennan              Vice Chairman & Chief Executive Officer
Harry W. Truderung            President & Chief Operating Officer
Mark Ethier                   Executive Vice President, Sales
Mike Kologinski               Executive Vice President, Marketing
David A. Lazzarato            Executive Vice President & Chief Financial Officer
Ron Preston                   Executive Vice President, Customer Service
Henry Yip                     Executive Vice President, Network Services
Scott L. Ewart                Senior Vice President, General Counsel, Secretary
                              & Chief Privacy Officer
Judy McLeod                   Senior Vice President, Human Resources
Chris Peirce                  Senior Vice President, Regulatory & Government
                              Affairs
Muriel Prentice               Senior Vice President & Chief Information Officer
Dean Prevost                  Senior Vice President, Strategy & Corporate
                              Development
Brock Robertson               Senior Vice President, Treasury & Investor
                              Relations
Don Welham                    Vice President, Controller


NON-MANAGEMENT DIRECTORS-BIOGRAPHIES

PURDY CRAWFORD. Mr. Crawford is Non-Executive Chairman of AT&T Canada Inc. and Counsel to the law firm of Osler, Hoskin & Harcourt LLP. He was the non-executive Chairman of Imasco Limited, CT Financial Services Inc., and Canada Trustco Mortgage Company until February 2000. Mr. Crawford joined Imasco Limited in 1985 as President & Chief Operating Officer; in 1986 he became Chief Executive Officer and in 1987 he became Chairman, President & Chief Executive Officer. Mr. Crawford retired as Chief Executive Officer in 1995 but continued as non-executive Chairman until February, 2000. Prior to joining Imasco, Mr. Crawford was a senior partner with Osler, Hoskin & Harcourt, practising primarily in the corporate/commercial area. Mr. Crawford sits on the boards of several large public companies, both in Canada and the United States. He is Chancellor Emeritus of Mount Allison University.

ANDRE BUREAU. Mr. Bureau has been a director of AT&T Canada since December 2000. Mr. Bureau has been a member of the Quebec Bar since 1959 and is a member of the Canadian Bar Association. Mr. Bureau joined Heenan Blaikie in 1989 as Counsel after having served as Chairman of the CRTC. Before his CRTC appointment, he was President & Chief Executive Officer of Cancom, a national multi-channel satellite entertainment network. For many years, he was associated with Quebec-based Telemedia Communications Inc., a Canada-wide national communications company, first as Executive Vice President and later as President. Mr. Bureau is currently Chairman of Astral Media Inc. He is Chairman of the Board of Viewer's Choice Canada Inc., Canal Indigo and Chief Executive Officer & Vice Chairman of the Board of TMN Networks Inc. Mr. Bureau is Director of several Canadian corporations and organizations such as Microcell Telecommunications Inc., The Guarantee Company of North America, Radiomedia Inc. and Chairman of the Board of Trustees of Great Lakes Power Trust. He is also President, Canadian Chapter, of the International Institute of Communications.

STEVEN B. CHISHOLM. Mr. Chisholm was Senior Vice President, General Counsel & Corporate Secretary to the Board at Global Metro Networks, Inc. ("Global Metro"), a builder of dark fibre communication networks in major centres of business throughout Europe and the United States until September, 2001. He joined Global Metro in October 2000 from AT&T Canada, where he served as Senior Vice President, General Counsel and Corporate Secretary. In October 2000, Mr. Chisholm was appointed to AT&T Canada's Board of Directors. Prior to joining AT&T Canada, he served as Senior Vice President, General Counsel and Corporate Secretary at MetroNet from 1997 until the Arrangement. In addition to his responsibilities as General Counsel and Corporate Secretary, Mr. Chisholm served on the Company's senior leadership team and executive committees. Prior to joining MetroNet, Mr. Chisholm was a founding partner of Legge & Chisholm, Barristers & Solicitors from its inception in 1992. Previously, Mr. Chisholm had worked at Macleod Dixon, Barristers & Solicitors where he began his career in 1981.

LISA DE WILDE. Ms. De Wilde is a native of Winnipeg and a graduate of McGill University (B.A. Political Science, LL.B). She has been a director of AT&T Canada since February, 2002. Ms. de Wilde has been a member of the Law Society of Upper Canada since 1982. Ms. de Wilde was President and Chief Executive Officer of Astral Television Networks Inc. from January 1993 until September 2001. Ms. de Wilde has held positions with the CRTC first as Legal Counsel and then as Director General - Cable, Pay and Specialty Services. Subsequently, she was a partner in the law firm of Heenan Blaikie. Ms. de Wilde is a Director of the Toronto International Film Festival and Canadian Women in Communications, is a member of the Government of Ontario's Task Force on Competitiveness, Productivity and Economic Progress and the Government of Canada's Canadian Feature Film Advisory Committee. She has also served on the Board of Directors of several Canadian organizations such as the Canadian Association of Broadcasters, Feature Film Project/Canadian Film Centre, AV Preservation Trust and CTAM Canada.

MARC G. FORTIER. Mr. Fortier is a lawyer and corporate director. From February, 2000 to August, 2001, Mr. Fortier was Vice President World, Energy and Services Division, Air Liquide S.A. in Paris, France. Before that and since February, 1997, Mr. Fortier was Chairman of the Board and Chief Executive Officer of Air Liquide Canada Inc. Mr. Fortier became a director of MetroNet in March, 1998 and of AT&T Canada on June 1, 1999. He resigned from the Board of the Company in 2000, when he ceased to be a Canadian resident and was re-elected in December 2001, after his return to Canada. It was announced on May 10, 2002 that effective June 6, 2002, Mr. Fortier will be President and CEO of Van Houtte Inc. From May, 1991 to January, 1997, Mr. Fortier was Chairman of the Board, President and Chief Executive Officer of Societe generale de financement du Quebec. During the same period, he was Chairman of the Board of Petromont Inc. and a director of Domtar Inc., Petresa Canada Inc. and a number of other companies. Mr. Fortier was called to the Quebec Bar in 1970 and obtained a Master of Business Administration from the University of Western Ontario in 1972.

STEPHEN H. HALPERIN. Mr. Halperin is a senior partner and a member of the Executive Committee of Goodmans LLP where he chairs the corporate/securities practice group. He has practised transactional corporate and securities law, focusing primarily on domestic and international corporate finance and mergers and acquisitions, both negotiated and hostile, and involving both publicly and privately held entities, for more than 20 years. From 1993 to 1999, Mr. Halperin was an Adjunct Professor at the University of Toronto Law School, where he taught Advanced Corporate and Securities Law. He is a past member of the Securities Advisory Committee of the Ontario Securities Commission.

ALAN D. HORN. Mr. Horn is the Vice President, Finance and Chief Financial Officer of Rogers Communications Inc., Canada's national communications company engaged in data communications, cable television, high speed internet access, video retailing and radio and television broadcasting. Mr. Horn joined the Rogers group of companies in 1990 as President and Chief Operating Officer of Rogers Telecommunications Limited. A chartered accountant, Mr. Horn was a tax partner with KPMG from 1984 to 1987. He was then the Executive Vice President of Vector Inc., a venture capital company. He is also a member of the board of directors of a number of private and public companies.

PHILIP R. LADOUCEUR. Mr. Ladouceur was appointed President and Chief Operating Officer of Datawire Communication Networks Inc. in February 2002. He has served as a Director of Datawire since January 2000. Mr. Ladouceur is also a General Partner of Rubicon Investment Group, a leveraged buy-out firm. From July 1999 to November 2000, Mr. Ladouceur served as Executive Chairman of the Board and CEO of FutureLink Corp., a California based ASP Service Provider. Mr. Ladouceur served as Chief Executive Officer and as a director of MetroNet from October 1996 to March 30, 1998 and as President of MetroNet from October 1996 to October 1997. He served as Executive Chairman of MetroNet until the merger with AT&T Canada in June 1999. Mr. Ladouceur has extensive experience in structuring, financing and managing corporations in the telecommunications, cable television, information technology, broadcasting and merchant banking industries. Prior to joining MetroNet, Mr. Ladouceur was Executive Vice President, Operations at Bell Canada International Inc., from February 1995 to October 1996 where he led key restructuring efforts and the formation of a major joint venture with IBM Canada. From October 1992 to February 1995, Mr. Ladouceur was the founding President and Chief Executive Officer of ISM Information Systems Management (Alberta) Ltd., ("ISM") a Canadian computer and network management outsourcing company. Mr. Ladouceur founded, and from June 1990 to October 1992 was the Managing Director of, HDL Capital Corporation, a Toronto-based merchant bank which specializes in business turnarounds, management buy-outs, and financing for medium and small businesses in the telecommunications, technology, software and retail sector. From 1986 to 1989, Mr. Ladouceur was Senior Vice President, Finance, Chief Financial Officer and a director of Rogers Communications Inc., one of the largest cable, cellular and broadcasting companies in North America. Mr. Ladouceur is past Chairman of the Competitive Telecommunications Association of Canada. Mr. Ladouceur serves on several corporate boards, including Datawire Communication Networks Inc. and ADExact Corporation.

JAMES J. MEENAN. Following a 30 year career with AT&T in the United States, Mr. Meenan moved to Toronto in 1995 and over the course of the next three years, successfully established AT&T's presence in Canada. In 1999, he concluded the $6 billion merger of AT&T Canada and MetroNet Communications, creating Canada's only national, facilities-based, wire-line communications company, providing long distance, local, Internet and e-commerce services. In January 2001, Mr. Meenan retired as Vice Chair and Chief Executive Officer of AT&T Canada Corp. and accepted the position of Chairman of the Board of Castek, a privately held Canadian software company offering component-based solutions to the financial services industry. Mr. Meenan is focused on enhancing the company's strategic focus and evaluating and leading the generation of strategic partnerships, mergers and alliances in North America and abroad. Along with his Chairmanship at Castek, Mr. Meenan is also a member of the Board of Directors of Rogers Wireless Services and an investor and member of the Board of Directors for Ionex, a US-based supplier of telephone, video and data services for small and medium sized companies in the United States.

DAVID P. MILLER. Mr. Miller is Vice-President, General Counsel and Secretary of Rogers Wireless Communications Inc. and previously served as Vice-President and General Counsel of Rogers Communications Inc. Prior to joining Rogers Communications Inc. in 1997, Mr. Miller was engaged in private practice and subsequently held the position of General Counsel of Lavalin Inc., one of the world's largest international engineering and construction companies. Mr. Miller graduated with B.Comm., B.C.L. and LL.B. degrees from McGill University and was called to the Ontario Bar in 1978.

D. CRAIG YOUNG. Mr. Young is a Director of AT&T Canada and previously served as Vice Chairman & President. Prior to his appointment as Vice Chairman & President, which occurred at the same time as the Arrangement, Mr. Young was President & Chief Executive Officer of MetroNet, a position he held since March 1998. Mr. Young has more than 20 years of experience as an entrepreneur and senior executive in the telecommunications industry. Mr. Young served as President & Chief Operating Officer of Brooks Fiber Properties Inc. (now Brooks/WorldCom) from March 1995 to February 1998. Mr. Young previously held positions as Vice President Sales Operations, Ameritech Custom Business Services; Vice President Sales & Service Business and Government Services, U S WEST Communications; Vice President/General Manager, U S WEST Information Systems; and President of Executone Information Systems. He also serves on the board of directors of Navigant International, Inc.

EXECUTIVE OFFICERS

JOHN T. MCLENNAN
DIRECTOR, VICE CHAIRMAN & CEO

         Mr. McLennan joined AT&T Canada as Vice Chairman & Chief Executive Officer in May 2000 and on May 1, 2002, Mr McLennan was appointed to the Board of Directors of AT&T Canada Inc. Prior to his appointment as Vice Chairman and Chief Executive Officer of AT&T Canada, Mr. McLennan was President and founder of his own firm, Jenmark Consulting Inc., specializing in strategy, finance, and management of technology companies in Canada and the United States, with a primary focus on telecommunications. From 1994 to 1997, Mr. McLennan was President & Chief Executive Officer of Bell Canada and from 1993 to 1994 Mr. McLennan was President of Bell Ontario. From 1990 to 1993, Mr. McLennan served as President & Chief Executive Officer of BCE Mobile Communications Inc. ("BCE Mobile"), and from April 1993 to September 1994 he was chairman of the board of BCE Mobile. Prior to assuming his positions at the Bell Canada group of companies, Mr. McLennan served as President & Chief Executive Officer at Cantel AT&T Wireless. Mr. McLennan was an Executive Vice President of Mitel Communications Inc. during its first eight years of existence. Mr. McLennan is Chancellor of University College of Cape Breton and Chairman of the Cape Breton Growth Fund. Mr. McLennan is also a member of the Board of Directors of Hummingbird Communications, Platform Computing Inc. and Amdocs Limited.

HARRY W. TRUDERUNG
PRESIDENT & CHIEF OPERATING OFFICER

         Mr. Truderung joined AT&T Canada as President & Chief Operating Officer in May 2000. Prior to his appointment to his current position, Mr. Truderung was President of Telus Mobility, the cellular division of Telus Corporation Inc. ("Telus"). From August 1997 to October 1999 he also served as Executive Vice President of Telus. Prior to this position, Mr. Truderung held a wide range of leadership positions in Telus in the areas of sales, marketing, engineering and venture capital.

MARK ETHIER
EXECUTIVE VICE PRESIDENT, SALES

         Mr. Ethier was appointed Executive Vice President, Sales in July 2000, and is responsible for the Global, National, Named, General Business and Small Business markets, and Wholesale/Resellers. Mr. Ethier joined AT&T Canada in April 2000 as Senior Vice President, Sales. Immediately prior to joining AT&T Canada, he was Senior Vice President of Sales at Telus. Prior to 1999, he held a series of executive level sales and marketing positions, including, from July 1998 to July 1999, Vice President,

Sales and Marketing at BCE Media Inc., from October 1996 to June 1998, Vice President, Accounts at Bell Canada and from September 1995 to September 1996, Vice President, Sales and Marketing at Bell Canada International.

MIKE KOLOGINSKI
EXECUTIVE VICE PRESIDENT, MARKETING

         Mr. Kologinski is Executive Vice President, Marketing of AT&T Canada, a position he has held since July 2001. Prior to his appointment to his current position, Mr. Kologinski was Senior Vice President, Internet & E-Business Services for AT&T Canada, a position he assumed in October 2000. Prior to this he was Vice President, Sales & Marketing, for the Internet & E-Business Services division of AT&T Canada and its predecessor Netcom Canada. Mr. Kologinski was a founding member of Netcom Canada and from 1995 to 1999, he held the position of Vice President, Sales Marketing at Netcom Canada. Prior to this, Mr. Kologinski held a series of sales and marketing positions in the Business Services group of Unitel Communications Inc. and Call-Net Enterprises Inc. Mr. Kologinski holds an Honours Degree in Industrial Engineering from the University of Toronto and an MBA from York University.

DAVID A. LAZZARATO
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

         Mr. Lazzarato joined AT&T Canada as Executive Vice President & Chief Financial Officer in October 1999. Mr. Lazzarato has over 20 years of operational finance, telecommunications, general management, and public accounting experience. From 1997 to 1999, Mr. Lazzarato was Senior Vice President & Chief Financial Officer of BCE Mobile Communications ("Bell Mobility"), Canada's largest wireless provider, and from 1994 to 1997, he was Vice President & Controller of BCE Inc. Prior to that, Mr. Lazzarato held the position of Senior Vice President Finance & Administration at CAE Electronics Ltd., a firm recognized as the world leader in the design and production of commercial and military flight simulators. Mr. Lazzarato is a Chartered Accountant, holds a Bachelor of Commerce degree from McMaster University and has completed the Senior Executives Program at M.I.T.

RON PRESTON
EXECUTIVE VICE PRESIDENT, CUSTOMER SERVICE

         Mr. Preston is Executive Vice President, Customer Service of AT&T Canada. He previously held the position of Senior Vice President, Customer Service. Prior to this appointment, Mr. Preston was Senior Vice President, Network for AT&T Canada, a position he held from January 2000. Mr. Preston became Senior Vice President, Networks Operations & Technology of MetroNet in October 1997, and prior to that, time served as Vice President, Network Operations of MetroNet from May 1997 to October 1997. Mr. Preston joined MetroNet from Bell Canada, Canada's largest ILEC, where he was most recently Vice President, Operations & Technology Solutions. From January 1995 to October 1996, Mr. Preston was Vice President, Long Distance, responsible for the management of Bell Canada's long distance and data markets. Mr. Preston has over 27 years of experience with Bell Canada in network operations, network planning and provisioning, marketing, technology development and sales support. Mr. Preston is a Professional Engineer and holds a Bachelor of Applied Science degree from the University of Toronto.

HENRY YIP
EXECUTIVE VICE PRESIDENT, NETWORK SERVICES

         Mr. Yip joined AT&T Canada as Executive Vice President, Network Services in April 2001. He is a Professional Engineer in the Provinces of Alberta and Ontario with extensive experience in the telecommunications industry with Telus Corporation ("Telus"), Jones Lightwave Ltd. and Bell Canada.

Prior to his appointment at AT&T Canada, he spent five years at Telus holding various executive positions in the Operations area. He is on the board of several organizations including Global Thermoelectric Inc. and the Engineering Science Advisory Council at the University of Western Ontario. He is the chair of the Wireless Industry Development Working Group for the Alberta ICT Implementation Committee. Mr. Yip is a graduate of the University of Western Ontario with a Bachelor's Degree in Electrical Engineering and of the Advanced Management Program at the Wharton School of Business.

SCOTT L. EWART
SENIOR VICE PRESIDENT, GENERAL COUNSEL, SECRETARY & CHIEF PRIVACY OFFICER

         Mr. Ewart became Senior Vice President, General Counsel & Secretary of AT&T Canada Inc. in October 2000 and, in March 2001, he became Chief Privacy Officer of AT&T Canada Inc. Mr. Ewart was called to the Ontario Bar in 1980 and has 20 years of corporate, commercial and intellectual property experience in North America and Europe. Prior to his current appointment, he was Division Counsel for Coca-Cola Northwest Europe in London, England from October 1993 to June 2000. Prior to moving to England, he was Vice President & General Counsel for Coca-Cola Canada. He was Securities Counsel for Nortel from 1985 to 1989. Prior to this, he was in private practice. Mr. Ewart is a Fellow of the Institute of Directors, London, England.

JUDY MCLEOD
SENIOR VICE PRESIDENT, HUMAN RESOURCES

         Ms. McLeod is Senior Vice President, Human Resources of AT&T Canada, a position she has held since May 1996. In her position, Ms. McLeod is responsible for compensation, benefits, industrial relations, change management, recruitment, training, leadership development and internal communications. Prior to her current role, Ms. McLeod was Vice President, Consumer Operations of Unitel Communications Inc., a business launched with the opening of long distance competition in Canada in 1992 and a predecessor company of AT&T Canada Corp. Ms. McLeod has also held senior positions in Marketing, Customer Service & Information Technology at AT&T Canada Corp. and its predecessors, as well as at Bell Canada.

CHRIS PEIRCE
SENIOR VICE PRESIDENT, REGULATORY AND GOVERNMENT AFFAIRS

         Mr. Peirce is Senior Vice President of Regulatory & Government Affairs at AT&T Canada. He is responsible for the development and promotion of the corporation's strategic interests and regulatory and policy positions with government and relevant regulatory agencies. Prior to joining AT&T Canada, Mr. Peirce was Vice President, Strategic Planning with the Canadian Association of Petroleum Producers (CAPP) from December 1995 to June 1999. In this position he was responsible for the Canadian upstream oil and gas industry's positions on public policy both federally and provincially as well as in the United States. From December 1993 to December 1995, Mr. Peirce was the executive assistant to the Honourable Ralph Goodale, then Canada's Minister of Agriculture and Agri-Food and Chair of the Cabinet Committee for the Economic Union. From 1983 to 1993, Mr. Peirce practiced law in Edmonton, Alberta.

MURIEL PRENTICE
SENIOR VICE PRESIDENT & CHIEF INFORMATION OFFICER

         Ms. Prentice is Senior Vice President and Chief Information Officer of AT&T Canada, a position she has held since July 2001. In this position Ms. Prentice is responsible for all business information management solutions, enterprise project management, computing hardware and internal network infrastructure in support of the corporations business needs. Ms. Prentice joined AT&T Canada in February 2001 as Vice President, Architecture & Strategy and was instrumental in formulating the strategy the corporation is now following to integrate its systems environments. Prior to joining AT&T

Canada Ms. Prentice spent 15 years at Nortel Networks where she held a series of executive level positions and was instrumental in the deployment of Nortel's Global Supply Chain Management program. She is a member of the Canadian Information Professionals and the Canadian Equestrian Federation and actively supports volunteer efforts for the Hospital for Sick Children.

DEAN PREVOST
SENIOR VICE PRESIDENT, STRATEGY & CORPORATE DEVELOPMENT

         Mr. Prevost is Senior Vice President, Strategy & Corporate Development of AT&T Canada. Prior to his appointment to his current position, which occurred coincident with the Arrangement, Mr. Prevost was Vice President, Strategy & Business Development of AT&T Canada Corp., a position he assumed in January 1999. In 1997 and 1998, he held the position of Vice President, Strategy & Business Development at AT&T Canada Enterprises. Prior to joining AT&T Canada Corp., Mr. Prevost was a senior consultant with Monitor Company for four years. Prior to joining Monitor, Mr. Prevost worked in the US mutual fund industry, as well as drafting the original business plan for a start-up, software development arm of Hewlett-Packard (Canada). Mr. Prevost holds a Bachelor of Commerce (with Distinction) from the University of Calgary and a Masters degree from Harvard Business School.

BROCK ROBERTSON
SENIOR VICE PRESIDENT, TREASURY & INVESTOR RELATIONS

         Mr. Robertson is Senior Vice President, Treasury & Investor Relations of AT&T Canada, a position he assumed in October 2000 after joining the Company from Call-Net/Sprint Canada. His prior positions at Call-Net/Sprint Canada include Vice President Treasury and Investor Relations, which he held from October 1999 to September 2000 and Vice President Treasury, which he held from September 1993 to September 1999. Mr. Robertson who has considerable expertise in competitive telecom, financial strategy, cross-border capital markets, and international treasury, brought 17 years of finance and public accounting experience to AT&T Canada. He is a Chartered Accountant and holds a Bachelors Degree from the University of Waterloo in Ontario.

DON WELHAM
VICE PRESIDENT, CONTROLLER

         Mr. Welham was appointed Vice President, Controller of AT&T Canada Inc. in February 2000. Prior to this appointment, Mr. Welham was the Controller of AT&T Canada Corp., a position he assumed in 1995. Mr. Welham has been with AT&T Canada and its predecessor companies since 1982, holding director positions in Performance Management, Marketing & Internal Audit. Prior to joining AT&T Canada, Mr. Welham worked for Price Waterhouse in Toronto and in Cape Town and Johannesburg, South Africa.


8.       ADDITIONAL INFORMATION

         Additional financial information is provided in the consolidated financial statements of AT&T Canada Inc. for the years ended December 31, 2001 and 2000 and the notes thereto and the report of the company's auditors thereon and Management's Discussion and Analysis of Financial Conditions and Results of Operations thereon ("MD&A") contained on pages 1 to 86 inclusive in the Annual Report to the Shareholders of the Company for the year ended December 31, 2001. These consolidated financial statements and the accompanying MD&A were included in the Annual Report which was filed with the United States Securities and Exchange Commission on May 15, 2002.

         Additional information including directors' and officers' remuneration and indebtedness, principal holders of the issuer's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Management Information Circular to be dated May 10, 2002 issued in connection with the Annual Meeting of AT&T Canada Inc.'s shareholders to be held on June 18, 2002.

         The Company will provide to any company or person, upon request to the Secretary of the Company:

     (a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus:

                  (i) one copy of the Company's annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form;

                  (ii) one copy of the Company's comparative financial statements for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed for any period subsequent to the end of the Company's most recently completed financial year;

                  (iii) one copy of the management information circular in respect of the Company's most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

                  (iv) one copy of any other documents that are incorporated by reference into the preliminary short-form prospectus or the short-form prospectus and are not required to provided under (i) to (iii) above; or

    (b) at any other time, one copy of any of the documents referred to in (a) (i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

         The Secretary of the Company can be contacted at 200 Wellington Street West, Suite 1600, Toronto, Ontario M5V 3G2.