Form 40-F
AT&T CANADA INC
filed 2003-05-07
CIK 1045359

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


        For the fiscal year ended December 31, 2002                    Commission File Number 0-29536

                            ------------------------
                                AT&T CANADA INC.

           (Exact name of each registrant as specified in its charter)
                           ------------------------


                CANADA                                   4813                                43-1656187
  (Province or other jurisdiction of         (Primary Standard Industrial                 (I.R.S. Employer
    incorporation or organization)            Classification Code Number)              Identification Number)

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

            Class A Voting Shares, no par value                           Nasdaq National Market System
        Class B Limited Voting Shares, no par value                           Toronto Stock Exchange


 Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      None

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

                         1,116,776 Class A Voting Shares
                    18,883,197 Class B Limited Voting Shares


                            ------------------------

         Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                                 Yes       No  X
                                     ---      ---

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



                             CONTROLS AND PROCEDURES

As of a date (the "Evaluation Date") within 90 days prior to the date of this report, the Company conducted an evaluation (under the supervision and with the participation of the Company's management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's chief executive officer and chief financial officer concluded that as of the Evaluation Date, such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

         Subsequent to the Evaluation Date, there have not been any significant changes in the internal controls or in other factors that could significantly affect internal controls.



                            INCORPORATED BY REFERENCE

         The Exhibits to this report are incorporated by reference.

                                    SIGNATURE

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf of the undersigned, thereto duly authorized.


Registrant:                AT&T Canada Inc.


By:                        /S/ SCOTT EWART
                           ---------------
Name and Title:            Senior Vice President, General Counsel,
                           Secretary and Chief Privacy Officer


Date:                      May 6, 2003



                                  EXHIBIT INDEX


EXHIBIT                     DESCRIPTION

99.1                        Annual Information Form for AT&T Canada Inc. dated May 6, 2003

*99.2                       Audited Consolidated Financial Statements for AT&T Canada Inc. for the fiscal years ended December 31, 2002, 2001 and 2000, including reconciliation to accounting principles generally accepted in the United States (see Note 23)

*99.3                       Management's Discussion and Analysis of Financial
                            Condition and Results of Operations for the fiscal year ended December 31, 2002.

99.4                        Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5                        Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6                        Consent of KPMG LLP


* -- Included in the Form 6-K filed with the Securities and Exchange Commission on February 28, 2003.