Form 40-F
period 2003-12-31
ALLSTREAM INC
filed 2004-04-12
CIK 1045359

QuickLinks -- Click here to rapidly navigate through this document

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003	Commission File Number 0-29536

Allstream Inc.
(Exact name of each registrant as specified in its charter)

CANADA (Province or other jurisdiction of incorporation or organization)	4813 (Primary Standard Industrial Classification Code Number)	43-1656187 (I.R.S. Employer Identification Number)

200 Wellington Street West,
Suite 1600
Toronto, Ontario
M5V 362
Canada
(416) 345-2000
(Address and telephone number of Registrants' principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19715
(302) 738-6680
(Name, address and telephone number of agent for service of process)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Class A Voting Shares, no par value	Toronto Stock Exchange, Nasdaq National Market System
Class B Limited Voting Shares, no par value	Toronto Stock Exchange Nasdaq National Market System

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form                             ☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

957,582 Class A Voting Shares
18,886,777 Class B Limited Voting Shares

        Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes	☐	No	☒

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

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

CONTROLS AND PROCEDURES

        As of the end of the period covered by this report, the Company's management (with the participation of the Company's chief executive officer and chief financial officer) conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's chief executive officer and chief financial officer concluded that as of the end of the period covered by this report such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

INCORPORATION BY REFERENCE

        The Exhibits to this report are incorporated by reference.

SIGNATURE

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf of the undersigned, thereto duly authorized.

Registrant:	Allstream Inc.
By:	[/s/ SCOTT EWART
Name and Title:	Senior Vice President, General Counsel, Secretary and Chief Privacy Officer]
Date:	April 12, 2004

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form for Allstream Inc. dated April 8, 2004.
*99.2	Audited Consolidated Financial Statements for Allstream Inc. for the period from April 1, 2003 to December 31, 2003, including reconciliation to accounting principles generally accepted in the United States (see Note 21).
**99.3	Consolidated Financial Statements for AT&T Canada Inc. (the "Predecessor") for the three months ended March 31, 2003.
***99.4	Audited Consolidated Financial Statements for the Predecessor as at December 31, 2002 and 2001, and for the years ended December 31, 2002, 2001 and 2000, including the reconciliation to accounting principles generally accepted in the United States (see Note 23)
*99.5	Management's Discussion and Analysis of Financial Condition and Results of Operations for Allstream Inc. for the period from April 1, 2003 to December 31, 2003.
**99.6	Management's Discussion and Analysis of Financial Condition and Results of Operations for the Predecessor for the three months ended March 31, 2003.
***99.7	Management's Discussion and Analysis of Financial Condition and Results of Operations for the Predecessor for the fiscal year ended December 31, 2002.
99.8	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.9	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.10	Consent of KPMG LLP
Consent of KPMG LLP

* — Included in the Form 6-K filed with the Securities and Exchange Commission on April 12, 2004.

** — Included in the Form 6-K filed with the Securities and Exchange Commission by the Predecessor on May 20, 2003.

*** — Included in the Form 6-K filed with the Securities and Exchange Commission by the Predecessor on February 28, 2003.

QuickLinks

UNDERTAKING
CONTROLS AND PROCEDURES
INCORPORATION BY REFERENCE
SIGNATURE
EXHIBIT INDEX